Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2012

Pre-tax income from continuing operations	$35,719

Income from equity investees	(1,263)
Fixed charges	56,975
Distribution of income from equity investee	4,800
Total earnings	$96,231

Interest expense (1)	$7,632
Estimated interest within rent expense (2)	49,343
Total fixed charges	$56,975

Ratio of earnings to fixed charges	1.69

(1)             Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)             Estimated interest within rent expense includes one third of real estate rental expense, which approximates the interest component of operating leases.